Exhibit 12

OWENS-ILLINOIS GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

		Nine months ended September 30,
		2011	2010

Earnings from continuing operations before income taxes		$363	$505
Less:	Equity earnings	(52)	(46)
Add:	Total fixed charges deducted from earnings	250	182
	Dividends received from equity investees	38	51
	Earnings available for payment of fixed charges	$599	$692

Fixed charges

	Interest expense	$246	$177
	Portion of operating lease rental deemed to be interest	4	5
	Total fixed charges deducted from earnings and fixed charges	$250	$182

Ratio of earnings to fixed charges		2.4	3.8